Exhibit 11

February 18, 2025	By SEDAR+

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Autorité des Marchés Financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Securities NL, Government of Newfoundland and Labrador

Government of the Northwest Territories, Office of the Superintendent of Securities

Government of Yukon, Office of the Superintendent of Securities

Government of Nunavut, Office of the Superintendent of Securities

Re:	Grown Rogue International Inc. (the “Company”)

Dear Sirs/Mesdames:

We refer to the final Short Form Base Shelf Prospectus (the “Prospectus”) of the Company dated 18, 2025 relating to the offering for sale of up to USD$50,000,000 in the aggregate of subordinate voting shares, warrants, subscription receipts, debt securities, convertible securities and units.

We consent to being named on the face page of the Prospectus and under the heading “Legal Matters” in the Prospectus, and consent to the use of our advice as set out under the heading “Enforcement of Judgements Against Foreign Persons” in the Prospectus, which advice is provided as of the date of the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are (i) derived from our legal opinions referred to above, or (ii) within our knowledge as a result of the services performed by us in connection with the Prospectus.

Yours truly,

(Signed) Miller Thomson LLP